

Mail Stop 6010

November 16, 2007

<u>VIA U.S. MAIL AND FAX (604) 301-9546</u>

Mr. Patrick McGowan
Director and Chief Financial Officer
1-8765 Ash Street
Vancouver, B.C., Canada V6P 6T3

> Re: **MIV Therapeutics, Inc.**
> **Form 10-K for the year ended May 31, 2007**
> **Filed August 29, 2007**
> **Form 10-QSB/A for the period ended February 28, 2007**
> **Filed October 23, 2007**
> **File No. 000-30453**

Dear Mr. McGowan:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended May 31, 2007

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20

Discussion of Operations for the year ended May 31, 2007 compared to May 31, 2006, page 22

1.   We noted that the year ended May 31, 2007 is the first year in which you have reported revenues, however, we did not see any discussion regarding those revenues in your Results of Operations discussions. Please tell us and revise future filings to explain the nature of the revenues earned in the period.

Financial Statements, page F-1

Reports of Independent Registered Public Accounting Firms

2.   We see that your current auditors, Ernst & Young, and your prior auditors, Dale Mattheson Carr-Hilton LaBonte, both refer to the work of other auditors on whose reports they relied in opining on the financial statements for the period from January 20, 1999 (inception) through May 31, 2003. Please amend the filing to include the reports of the other auditors.

3.   In this regard we note that you include a consent from Morgan & Company as Exhibit 23.4 in which that firm refers to their report dated September 23, 2005, but no report issued by that firm has been included in the filing. Similarly, we note Exhibit 23.3 described as Consent of Independent Auditors, Moore Stephens Ellis Foster Ltd., was not filed with this Form 10-K. Please amend the filing to include the correct documents.

Consolidated Statements of Operations and Other Comprehensive Loss

4.   We note that you present a caption called "stock-based compensation". Revise the statement in future filings to present stock-based compensation in the appropriate captions based on the type of expense. We note that Regulation S-X requires you to present expenses on the statement of operations based on the type of expense and not based on the method of payment. Please revise all applicable sections of future filings, as appropriate.

Note 7. Acquisition of Biosync Scientific Pvt. Ltd., page F-26

5.   We note that the 750,000 shares issued as part of the purchase price with an estimated
        fair value of $495,000 were to be issued on the condition that the company received the
        CE Mark license for bare-metal stents. Please respond to the following:

        • Tell us whether Biosync obtained that CE Mark and, if so, when.
        • Otherwise, describe the contingency related to receiving the CE Mark license for
          bare-metal stents and how you determined it was appropriate to record the
          consideration currently as part of the purchase price. Tell us how you considered
          paragraphs 25-27 of SFAS 141.
        • Tell us and revise future filings to clarify how you determined the fair value of the CE
          Mark license. Although you disclose that the excess of the purchase price paid over
          the fair value of the tangible net assets acquired of $1.4 million represents the fair
          value of the CE Mark License, you have not explained how you determined the fair
          value of the intangible asset. Tell us whether that value was equal to or exceeded the
          $1.4 million allocated. Cite the accounting guidance upon which you based your
          accounting.

Item 9A. Controls and Procedures, page 31

6.   We noted that your principal executive officer and principal financial officer concluded
        that your disclosure controls and procedures were effective as of May 31, 2007.
        However, we also noted that you revised your accounting for the acquisition of Biosync
        prior to filing your Form 10-K on August 29, 2007 as the accounting disclosed in the 10-
        K is not consistent with that included in your 10-QSB for the period ended February 28,
        2007 as filed on April 23, 2007. Further, we noted you subsequently restated your
        financial statements on Form 10-QSB/A filed October 23, 2007. Based on the foregoing,
        please clarify for us how management was able to conclude that your controls and
        procedures were, in fact, effective as of the period ended May 31, 2007.

Form 10-QSB/A for the period ended February 28, 2007

Financial Statements, page 2

Note 3. Restatement, page 13

7.   We note from your disclosure that you originally recorded the acquisition of Biosync at a
        purchase price of $900,000 but adjusted the purchase price to $1.9 million. Please
        respond to the following:

        • Tell us about the events that led up to the restatement and the various adjustments that
          are listed in your table on page 14. For example, tell us if you amended the terms of

the agreement subsequent to February 16, 2007. Clarify for us how you determined the fair value of the individual assets acquired originally and the nature of the various adjustments.

- Tell us about the in process research and development that you recorded and expensed as part of your original accounting, but do not appear to reference in your restated accounting. Explain why.

- Tell us how you originally valued the 800,000 shares issued at $400,000 and why this was subsequently adjusted by $128,000.

- It appears that you only include the line items affected by the restatement in your table on page 16. Please tell us how your restatement disclosures comply with SFAS 154.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filings;

- Staff comments or changes to disclosure in response to staff do not foreclose the Commission from taking any action with respect to the filing; and

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Julie Sherman, Staff Accountant, at (202) 551-3640, or me at (202) 551-3671 if you have questions regarding these comments.

Sincerely,



Martin James
Senior Assistant Chief Accountant